David V. Woodbridge

Santa Clara University, Business and Law school

UC Santa Barbara- Undergrad school

1980's:

David is "born of business" with Silicon Valley pedigree, having tenured with the names such as Intel, Signetics Semi Conductor (US Phillips) , and Micro Computer Systems before creating his own highly successful venture capitalized start up , National Memory Systems., specializing in Mass storage for the PC markets, establishing federal contracts and nearly $50 million in annual sales., with international notoriety.

As founder and CEO, David Pioneered adaptation of Mass storage systems from Main Frame and Mini -Computers for the micro-computer markets in their early infancy .

Designing, engineering, and producing the needed printed circuit boards, allowing for t
EIN: 99-1330030
he first 1GB of mass storage at a time when IBM was limited to just 10MB., and fully implemented laser optical storage technology as well for the infant Microcomputer markets.

1990's:

David continued his business successes in a few select important Veterans and Faith organization endeavors, in cooperation with national major Insurance carriers such as Transamerica Life, and USG .

Then and Now:

David is a successful family man , Parent, Grandparent ,with passion in Aviation (owning 2 aircraft) and specialty auto collectables

CEO - Home Works Inc.

2019 - Present